[redacted]

SECU 10028225 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40976

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paloma Securities L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two American Lane
(No. and Street)

Greenwich (City) CT (State) 06836-2571 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall Tam (203) 861-3288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) NY (City) NY (State) 10036-6530 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall Tam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paloma Securities L.L.C., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE R. ERICKSON
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2011

Randall u Tam
Signature

President
Title

Diane R. Erickson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paloma Securities L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Member of
Paloma Securities L.L.C.

We have audited the accompanying statement of financial condition of Paloma Securities L.L.C. (a Limited Liability Company) (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of the financial condition referred to above presents fairly, in all material respects, the financial position of Paloma Securities L.L.C. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2010

A member firm of Ernst & Young Global Limited

Paloma Securities L.L.C.
(a Limited Liability Company)

Statement of Financial Condition
(Dollars in thousands)

December 31, 2009

Assets		
Cash	$	44,337
Securities borrowed		825
Due from brokers and others		93,716
Interest and dividends receivable		1,645
Due from affiliates		3,506
Other assets		225
Total assets	$	144,254
Liabilities and member's equity		
Liabilities:		
Securities loaned	$	2,077
Due to brokers and others		1,014
Interest and dividends payable		7,620
Incentive fees and bonus payable		3,522
Due to affiliates		2,602
Accrued expenses and other liabilities		1,139
Total liabilities		17,974
Member's equity		126,280
Total liabilities and member's equity	$	144,254

See accompanying notes.

Paloma Securities L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition
(Dollars in thousands)

December 31, 2009

1. Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

Paloma Securities L.L.C. (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's broker-dealer operations primarily consisted of securities lending activities during the year. In December 2009, the Company sold its securities lending business and related assets to BMO Capital Markets Corp. Starting January 2010, the Company mainly operates a repo trading business. The term of the Company shall end at the close of business on December 31, 2037.

There is one member of the Company, Clove Creek Corp. ("Clove"), which is wholly-owned by Sunrise Partners Limited Partnership ("Sunrise"). On December 9, 2009, Randall U. Tam became the non-member manager (the "Manager") of the Company.

In June 2009, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standard Code ("ASC") 105-10, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles*", (formerly SFAS 168). FASB ASC 105-10 replaces the SFAS 162, *The Hierarchy of Generally Accepted Accounting Principles* ("GAAP"), and establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. The Codification became the exclusive authoritative reference at September 15, 2009. Updates to the Codification Standards are issued as Accounting Standard Updates ("ASU"s) by the FASB. The adoption of the Codification does not impact the Company's financial statements except for references made to authoritative accounting literature in the footnotes.

Use of Estimates

The preparation of these financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash

At December 31, 2009, the majority of cash was held by JPMorgan Chase Bank, N.A. ("JPMorgan") and its subcustodians.

(Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Foreign Currency Contracts

During the year, the Company held over-the-counter ("OTC") options and OTC forward-currency contracts, which are private contracts negotiated with counterparties. In the normal course of business, the Company entered into these forward-currency contracts to facilitate its securities lending activities in multiple currencies. The Company recorded these forward-currency contracts at fair value on a daily basis by using an independent model that utilized data inputs from independent sources. As of December 31, 2009, the Company did not hold any OTC options or OTC forward-currency contracts.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreement to Repurchase

Securities purchased under agreements to resell ("reverse repos") and securities sold under agreements to repurchase ("repos") are treated as collateralized financing transactions and are recorded at their contracted repurchase or resale amounts plus accrued interest. The Company holds collateral with a market value equal to or in excess of the contract amounts, including accrued interest, under reverse repos. Similarly, the Company provides collateral to counterparties under repos. Collateral is valued daily, and the Company requires counterparties to deliver additional collateral or return collateral pledged, as necessary. At December 31, 2009, the Company did not hold any reverse repos or repos.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. When the Company borrows securities, it deposits cash or marketable securities as collateral with the lender. When the Company lends securities, it receives cash or marketable securities as collateral from the borrower. The Company monitors the market value of the securities borrowed and loaned on a daily basis, and advances, obtains, or refunds additional collateral as necessary.

In the normal course of business, the Company borrows securities on terms that permit it to re-pledge or resell the securities to others. At December 31, 2009, the fair value of the securities obtained from the securities borrowed was $671. Substantially all of the Company's securities borrowed have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities at December 31, 2009. Therefore, the Company received cash collateral of $2,077 in return for these securities that were transferred to the Company's securities lending counterparties. In calculating the collateral requirements, the Company looks at its net exposure by counterparty.

1. Organization and Summary of Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned (continued)

In accordance with authoritative guidance under GAAP on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, when the Company lends securities and receives marketable securities instead of cash as collateral, the Company records these marketable securities as an asset (collateral received under securities lending agreements) in the statement of financial condition together with a corresponding liability (amounts payable under securities lending agreements). At December 31, 2009, the Company did not hold marketable securities as collateral under securities lending agreements.

In accordance with industry practice, the Company did not record securities borrowed in the statement of financial condition when the Company borrowed securities and deposited marketable securities instead of cash with the lender. Likewise, the Company did not record securities loaned in the statement of financial condition when the borrower deposited marketable securities with the Company. At December 31, 2009, the Company did not hold or deposit any marketable securities as collateral.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year-end exchange rate.

Income Taxes

The Company is a single-member limited liability company, and as such is disregarded as a separate entity from Clove for Federal and state income taxes purposes. Therefore, the results of the Company's operations are included in Clove's Federal and state income tax returns. However, Clove allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income tax payer.

1. Organization and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company follows the authoritative guidance under GAAP regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Beginning with the 2009 annual financial statements, the Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is cumulatively greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority.

2. Fair Value Measurements

The authoritative guidance on fair value measurements and disclosures requires assets and liabilities recorded at fair value in the statement of financial condition to be categorized based upon the level of judgment associated with the inputs used to measure their fair value. These inputs are summarized into three broad levels below:

Level 1 – Inputs are unadjusted and typically represent quoted prices in active markets for identical assets and liabilities at the measurement date. For example, exchange-traded stocks, futures and options.

Level 2 – Inputs other than quoted prices that are observable for assets and liabilities either directly or indirectly, including inputs in markets that are not considered to be active, at the measurement date. For example, corporate bonds, OTC options and currency forwards.

Level 3 – Inputs reflect management's best estimate in pricing the assets and liabilities at the measurement date. For example, private equity, investment partnerships and securities with no readily available market prices.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

During the year ended December 31, 2009, the Company did not have any level 3 assets or liabilities. At December 31, 2009, the Company did not hold any open positions.

3. Risk Management

In the ordinary course of business, the Company manages a number of risks including counterparty credit risk, liquidity risk, and operational risk. The Company identifies, measures, and monitors risk through various control mechanisms, including trading limits, capital-usage limits, and diversifying exposures and activities across a variety of instruments, markets, and counterparties.

The Company maintained securities lending and repurchase agreement relationships with counterparties that include U.S. and non-U.S. broker-dealers and financial institutions; these relationships could result in concentration of counterparty credit risk. The Company could also be exposed to credit risk if counterparties fail to fulfill their obligations or the value of any collateral becomes inadequate. The Company has formulated credit-review policies to control counterparty credit risk by following an established credit-approval process, daily monitoring of net exposure to individual counterparties and requiring additional collateral where appropriate.

Liquidity risk arises in the general funding of the Company's securities lending/repurchase activities. It includes the risks of not being able to fund these activities on settlement dates. The Company manages its liquidity risk by financing its securities lending/repurchase activities through the use of several bank lines of credit, as described in Note 7.

Operational risk is the potential for loss caused by a deficiency in information, communication, transaction processing and settlement, and accounting systems. The Company maintains controls that include systems and procedures to record and reconcile transactions and positions, and to obtain necessary documentation for its securities lending/repurchase activities.

Counterparty credit risk arises from the potential inability of counterparties to perform their obligations under the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is generally limited to the fair value of OTC contracts reported as net assets, net of collateral received or paid, pursuant to master netting agreements, as well as the net amounts of collateral receivable from counterparties for outstanding securities lending and borrowing transactions/repurchase and resell agreements, pursuant to master netting agreements. As of December 31, 2009, the Company did not hold any open OTC contracts.

(Dollars in thousands)

3. Risk Management (continued)

At December 31, 2009, the Company's counterparty credit risk was $1,252 which is the value of the collateral paid. According to Standard & Poor's, an external rating agency, the credit rating of this exposure is AAA. The Company believes that the ultimate settlement of the securities borrowing and lending transactions outstanding at year-end will not have a material effect on the Company's financial condition.

4. Derivative Instruments

The Company's derivative contracts are subject to International Swaps and Derivatives Association ("ISDA") Master Agreements which contain certain covenants and other provisions that may require the Company to post collateral on derivatives if the Company is in a net liability position with its counterparties exceeding certain amounts. As of December 31, 2009, the Company did not hold any open derivative contracts. The long and short volume of the Company's derivative activities based on the average notional amounts was $201,067 and $200,458, respectively, for the year.

5. Commitments and Contingent Liabilities

In accordance with authoritative guidance on guarantor's accounting and disclosure requirements for guarantees, the Company is required to disclose information about obligations under certain guarantees. As of December 31, 2009, the Company had contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Therefore, the Company has not recorded any liabilities in the financial statements for these indemnifications.

The Company has obligations under operating leases with initial noncancellable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2009, are approximately listed below:

2010	$	115
2011		57
2012		58
2013		39
	$	269

Certain leases contain escalation clauses.

(Dollars in thousands)

6. Due To and Due From Brokers and Others

Due to brokers is collateral owed to a counterparty. Due from brokers and others primarily consist of cash deposited with the custodian. Interest is recorded at the daily broker rate. At December 31, 2009, the majority of due to and due from brokers and others was maintained with JPMorgan.

7. Credit Facilities

During the year, the Company had secured and unsecured loans payable to two banks that bore interest at the effective Federal funds rate plus 50 to 100 basis points. The secured loans were collateralized by certain securities borrowed by the Company. The Company utilized these credit facilities to finance its securities lending operations. Throughout the year, the Company drew down and repaid these facilities. At December 31, 2009 there was no loan outstanding.

In addition, the Company had a credit facility with Skandinaviska Enskilda Banken AB (publ) (the "Bank"). Under the facility, the Bank made revolving advances up to $100,000 to the Company for its obligations under certain securities lending transactions. Also, the Bank guaranteed the delivery of collateral and payments by the Company to counterparties in respect of those securities lending transactions up to $1,000,000 of aggregate notional amount. The Bank's advances and guarantees were secured by a collateral assignment of the Company's rights under those securities lending transactions with these counterparties. On April 15, 2009, the Company terminated the credit facility agreement.

8. Related Party Transactions

Certain securities lending activities of the Company are guaranteed by Sunrise and Paloma International L.P. ("PIL"), the majority limited partner of Sunrise. Guaranteed amounts for each counterparty vary depending upon the agreement. For the year ended December 31, 2009, Sunrise and PIL charged the Company $3,746 for providing these guarantees, of which $516 is payable and at year end and included in due to affiliates in the statement of financial condition.

Paloma Partners Management Company ("PPMC") provided personnel, office facilities, and administrative support to the Company in addition to paying some expenses on behalf of the Company, all of which the Company did or will reimburse PPMC. At December 31, 2009 approximately $188 was payable to PPMC, and included in accrued expenses and other liabilities in the statement of financial condition. The owners of PPMC are also the owners and managing members of Paloma Partners Company, L.L.C., which is a general partner of Sunrise and PIL.

(Dollars in thousands)

8. Related Party Transactions (continued)

The Company also utilizes JPMorgan as the administrator to provide certain middle and back office services pursuant to a subcontracting arrangement between JPMorgan and PPMC.

Paloma Securities Australia Pty Ltd. ("Australia"), a subsidiary of Clove, provided services related to the securities lending activities of the Company. At December 31, 2009 approximately $134 was payable to Australia and is included in due to affiliates in the statement of financial condition.

Paloma Securities London Ltd. ("London"), is a subsidiary of Clove and is counterparty to the Company. London also provided services related to the securities lending activities of the Company. At December 31, 2009 approximately $1,952 was payable to London and is included in due to affiliates in the statement of financial condition.

In accordance with an investment management agreement, the Company manages certain funds for Sunrise for which the Company is entitled to an annual performance fee from Sunrise. At year-end, all of the fee was receivable from Sunrise and is included in due from affiliates in the statement of financial condition.

During the year, the Company had loans payable to Sunrise that bore interest at the Federal funds rate plus 25 basis points. At December 31, 2009, the Company had no outstanding loans with Sunrise.

The Company maintains a defined contribution retirement plan, which covers all participating employees. The Company makes matching contributions to the plan in accordance with the plan provisions. All such contributions vest over a five-year period.

9. Net Capital Requirements

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method of the Rule, which requires the Company to maintain minimum net capital of $250. At December 31, 2009, the Company had net capital of $120,937.

10. Subsequent Events

From January 1, 2010 through February 26, 2010, the Company had capital withdrawals of $70,000 by Clove.

These financial statements were approved by management and available for issuance on February 26, 2010. Subsequent events have been evaluated through this date.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

Statement of Financial Condition

Paloma Securities L.L.C. (a Limited Liability Company)

December 31, 2009
With Report of Independent Registered Public Accounting Firm

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

TRANSITIONAL ASSESSMENT RECONCILIATION
(FORM SIPC-7T)

Paloma Securities L.L.C. (a Limited Liability Company)

December 31, 2009
With Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Member of Paloma Securities L.L.C.:

We have performed the procedures enumerated below, which were agreed to by the management of Paloma Securities L.L.C. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

   No findings noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

Ernst & Young

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040976 FINRA DEC
PALOMA SECURITIES LLC 9*9
ATTN ANTHONY FERRARI
2 AMERICAN LN
GREENWICH CT 06831-2559

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Anthony Ferrari 203-861-8465

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 85,316.20

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (26,968.85)

9/1/2009
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 58,347.35

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 58,347.35

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 58,347.35

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Paloma Securities L.L.C.
(Name of Corporation, Partnership or other organization)

Randall W Carr
(Authorized Signature)

Dated the 19th day of February, 20 10.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

n No.	Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2010 Eliminate cents
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 34,211,515
Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	11,270
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	109,867,919
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	109,879,189
Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	31,993
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 109,932,230	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	109,932,230
Total deductions	109,964,223
d. SIPC Net Operating Revenues	$ 34,126,481
e. General Assessment @ .0025	$ 85,316,20
	(to page 1 but not less than $150 minimum)

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com